UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-35400

Just Energy Group Inc.
(Translation of registrant's name into English)

100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Equity Subscription Opportunity

On July 8, 2020, Just Energy Group Inc. (“Just Energy”) announced that, as a part of its proposed recapitalization plan that will be facilitated through a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act, it is offering a new equity subscription opportunity (the “Offering”) to the holders of record as of 5:00 p.m. (Toronto time) on July 23, 2020 (the “Record Date”) of its (a) common shares (NYSE: JE) (the “Common Shares”), (b) 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (NYSE: JE.PR.A) (the “Preferred Shares”), (c) C$100 million 6.75% convertible unsecured senior subordinated debentures due March 31, 2023 and C$160 million 6.75% convertible unsecured senior subordinated debentures due December 31, 2021, and (d) existing senior unsecured term loan due September 12, 2023 and the remaining convertible bonds due December 31, 2020.

The Offering is expected to raise proceeds of up to approximately C$100 million and a total of 29,312,530 Common Shares (the “Offered Shares”) will be issued pursuant to the Offering. The Offered Shares will be the Common Shares of Just Energy following a share consolidation (the “Consolidation”) that will take place prior to the closing of the Offering on the basis of one new Common Share for every 33 existing Common Shares prior to the Consolidation.

There is no certainty that the Offering will proceed, since the issuance of Offered Shares pursuant to the Offering is conditional on the completion of the Arrangement. In the event that the Arrangement is not completed, the Offering will not proceed.

An eligible holder of one Common Share held prior to the Consolidation will be entitled to subscribe for 0.05445072 Offered Share at a subscription price of C$3.412 per Offered Share (which represents approximately C$0.10 per share on a pre-Consolidation basis). For example, for each 100 Common Shares held prior to the Consolidation, an eligible Common Share holder will be entitled to subscribe for 5.445072 Offered Shares for a subscription price of C$18.58.

An eligible holder of one Preferred Share will be entitled to subscribe for 0.059992466 Offered Share at a subscription price of C$3.412 per Offered Share (which represents approximately C$0.10 per share on a pre-Consolidation basis). For example, for each 100 Preferred Shares held, an eligible Preferred Share holder will be entitled to subscribe for 59.992466 Offered Shares for a subscription price of C$204.69. Holders of Preferred Shares will also be required with respect to any subscription as a holder of Preferred Shares to represent that the holder was a holder at the Record Date and covenant not to sell the Preferred Shares until the effective date of the Arrangement.

No fractional Offered Shares will be issued under the Offering and any fractional Offered Shares will be rounded down to the nearest whole number of Offered Shares.

The Offering will expire at 5:00 p.m. (Toronto time) on August 28, 2020.

The subscription right granted to each holder is non-transferrable and there will be no listed market for the Offering. The Offered Shares issuable pursuant to the Offering will be freely tradeable and Just Energy will apply to list these shares on both the Toronto Stock Exchange and the New York Stock Exchange (other than any Offered Shares issued to certain backstoppers in their capacity as such in the United States, which will be subject to U.S. resale restrictions).

Just Energy’s management proxy circular containing details regarding the Offering will be mailed to the holders of record on July 23, 2020. For procedures for the subscription for the Offered Shares, please see the circular and the instructions set forth therein.

Kingsdale Advisors will be acting as the subscription agent and escrow agent of the Offering.

Just Energy intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-7 (which will include the circular) covering the Offering and the commencement of the Offering will occur following the effectiveness of that registration statement.

This report shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States, nor shall there be any sale of securities mentioned in this report in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Offering, which is expected to be launched following the effectiveness of a registration statement relating to the Offering, will be made only by means of a prospectus included in the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Just Energy Group Inc.
(Registrant)

Date: July 22, 2020	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary